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                                                                EXHIBIT 99.A(11)


         NEWS                                           MONSANTO
FOR RELEASE IMMEDIATELY


                                                Loren W. Wassell
                                                (314) 694-7002

                                                PUBLIC AFFAIRS
                                                Monsanto Company
                                                800 N. Lindbergh Boulevard
                                                St. Louis, Missouri 53167



                       MONSANTO ACCEPTS TENDERED SHARES
                        OF DEKALB GENETICS CORPORATION


        ST. LOUIS, March 7, 1996 -- Monsanto Company today announced it has accepted for payment all shares validly tendered by holders of the Class B (non-voting) common stock of DEKALB Genetics Corporation pursuant to the terms of a tender offer expiring yesterday.

        As part of an agreement with DEKALB for a long-term collaboration in agricultural biotechnology, Monsanto commenced on Feb. 7 a tender offer for up to 1.8 million shares of the Class B common stock of DEKALB at a price of $71.00 per share.

        Based on preliminary results, 1,723,738 shares were tendered by the expiration date, March 6. Monsanto has accepted for payment all Class B DEKALB shares tendered in response to the offer.

        Payment for the tendered shares is scheduled for March 8, at which time Monsanto also expects to purchase certain Class A and Class B shares directly from DEKALB. Monsanto agreed to purchase from DEKALB 10 percent of the Class A (voting) shares and 378,000 Class B shares at $65.00 per share.

        Under the agreement between the two companies, Monsanto has the option of purchasing approximately 75,000 additional DEKALB Class B shares in the open market over the next 12 months subject to a maximum ownership of 45 percent of the Class B shares outstanding.

        Further information regarding acceptance and payment for tendered shares is available from the information agent, Georgeson & Company Inc., at
(800) 223-2064 or from the dealer manager, Robertson, Stephens & Company LLC at
(800) 270-5829.

                                    -o0o-